Mr. Bradley Ecker

Mr. Sergio Chinos, Page 1 of 4

January 21, 2022

VIA EDGAR TRANSMISSION

Bradley Ecker

Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BellRing Distribution, LLC Registration Statement on Form S-4 Filed December 17, 2021 File No. 333-261741

Dear Mr. Ecker and Mr. Chinos:

Set forth below are the responses of BellRing Distribution, LLC (“New BellRing” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 13, 2022 (the “Comment Letter”) on the Company’s registration statement on Form S-4 filed with the Commission on December 17, 2021 (the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized and other terms used but not defined herein shall have the same meaning set forth in Amendment No. 1.

General

1.

Disclosure in your Form S-4 filed on December 23, 2021 (File No. 333-261873) seems to indicate that you will be conducting an exchange offer with a clean-up spin-off to execute the series of transactions described in this prospectus. If that is the case, please revise your disclosure throughout this registration statement accordingly.

Response: We respectfully acknowledge the Staff’s comment and advise that as indicated in the explanatory note to Amendment No. 1, Post will, in its sole discretion, prior to the distribution of the proxy statement/prospectus to holders of BellRing Common Stock, determine the form of the distribution of shares of New BellRing Common Stock to Post shareholders by means of either (i) a pro rata distribution by Post of the distributed amount of shares of New BellRing Common Stock then owned beneficially and of record by Post (the “spin-off”) or (ii) an offer to exchange outstanding shares of Post Common Stock held by such holders for shares of New BellRing Common Stock (the “exchange offer”). If Post elects to effect the distribution as an exchange offer and the exchange offer is not fully subscribed, Post will distribute the remaining shares of New BellRing Common Stock to holders of shares of Post Common Stock in a clean-up spin-off in order for the total number of shares distributed to be equal to at least the distributed amount.

Based on, among other things, the current market conditions and the respective trading prices of Post Common Stock and BellRing Class A Common Stock, Post currently intends to distribute at least 80.1% of its New BellRing Common Stock by means of a spin-off. However, we note for the Staff that the final decision on whether to conduct a spin off to Post’s shareholders or an exchange offer with a clean-up spin-off afterwards has not yet been made. Prior to the distribution of the proxy statement/prospectus to holders of BellRing

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 2 of 4

Common Stock, Post will determine whether to conduct a spin-off or an exchange offer based on factors including, but not limited to, the potential benefits for Post, any tax implications for its shareholders and overall market conditions and expectations. In addition, if necessary Post will supplement the proxy statement/prospectus included in Amendment No. 1 and New BellRing’s registration statement on Form S-4 and Form S-1 (Registration No. 333-261873) to reflect any changes to the form of the distribution from those described herein and in Amendment No. 1.

2.

We note that Section 12 of your Form of Certificate of Incorporation identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please provide risk factor disclosure stating that there is uncertainty as to whether a court would enforce such provision and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please revise the Description of New BellRing Capital Stock and Comparison of Rights of New BellRing and BellRing Stockholders Before and After the Transactions sections as needed.

Response: In response to the Staff, we respectfully advise that the forum selection provision in New BellRing’s certificate of incorporation will not apply to actions arising under the Exchange Act. We acknowledge the Staff’s comments and advise that additional disclosure has been included on pages 35, 105-106 and 117 of Amendment No. 1.

3.

Please tell us whether you will be a “controlled company” under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Response: The Company respectfully advises the Staff that New BellRing will not qualify as a “controlled company” under the New York Stock Exchange listing rules. As a result of Post’s ownership of the sole share of BellRing Class B Common Stock, Post currently beneficially owns more than 50% of the combined voting power of the outstanding BellRing Common Stock. However, BellRing does not currently rely on the “controlled company” exemptions. In addition, the sole share of BellRing Class B Common Stock will automatically be cancelled in connection with the distribution, and no person will beneficially own more than 50% of the voting power of New BellRing upon completion of the transactions. As a result, following the transactions, New BellRing will not be entitled to rely on any corporate governance exceptions available to controlled companies, nor will there be any associated risk to investors. We have revised the disclosure on pages 6, 18 and 47 of Amendment No. 1 to note that New BellRing will not qualify as a “controlled company.”

Cover Page

4.

Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the transaction. In addition, please quantify the expected value of the shares to be issued in the transaction.

Response: We have revised the disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers About the Transactions and the Special Meeting, page 1

5.

Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the transaction agreement and its rationale for approving the transaction.

Response: We have revised the disclosure on pages 9-12 of Amendment No. 1 in response to the Staff’s comment.

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 3 of 4

Summary Historical Financial Data, page 24

6.

Please expand the balance sheet data to include the line item for the historical amount of redeemable noncontrolling interest as shown in the audited balance sheet of BellRing’s Form 10-K which has been incorporated by reference.

Response: We have revised the disclosure on page 28 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements of New BellRing

Notes to Unaudited Pro Forma Consolidated Financial Information, page 39

7.

Refer to the first paragraph under the introductory section on page 36 and your disclosure that accounting for the transactions will be entities under common control. Please expand to discuss the nature of this accounting treatment, such as the pertinent common control factors among the entities, and to the extent true that the historical carrying values of the relevant entities will be carried forward with no step up in basis of net assets or recognition of goodwill. Refer to ASC 805-50-15-6 and ASC 805-50-30-5.

Response: We have revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

8.

Refer to the narrative explanation for adjustment (a). Please disclose that the $569.3 million in proceeds is referred to elsewhere throughout the filing as the amount of the Post negative capital account. Also, disclose the value, if any of the share of Class B Common Stock of BellRing that Post will contribute to New BellRing.

Response: We have revised the disclosure on page 43 of Amendment No. 1 in response to the Staff’s comment.

9.

Refer to the narrative explanation for adjustment (b). Please provide in a sub-table to this adjustment, the significant individual New BellRing debt securities that comprise the aggregate principal amount of $885.3 million, including the interest rates and maturity dates. In addition, disclose the significant terms of the $250 million credit agreement, such as how interest will be determined and the maturity date. We note your disclosure in adjustment (i) regarding the interest expense. Further, of the $952 million aggregate principal amount to be outstanding, please discuss how much of this pertains to new debt by New BellRing versus continuing debt of BellRing and BellRing LLC.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the $885.3 million aggregate principal amount of New BellRing debt securities are expected to be issued in a single tranche of senior notes. We have revised the disclosure on page 43 of Amendment No. 1 to include narrative disclosure around the expected pricing terms, including assumed interest rates, of the New BellRing debt securities and New BellRing credit agreement but have not presented a sub-table given the singular nature of the instrument.

10.

Refer to the narrative explanation for adjustment (c). Disclose whether there will be any early termination payment or fee paid to the parties of the tax receivable agreement in connection with the termination of the agreement, and if so, provide for the adjustment amount.

Response: We have revised the disclosure on page 43 of Amendment No. 1 in response to the Staff’s comment.

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 4 of 4

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (314) 644-7622 or by email at diedre.gray@postholdings.com.

Sincerely,

/s/ Diedre Gray Diedre Gray Secretary

cc:	Securities and Exchange Commission Beverly Singleton Kevin Woody Bradley Ecker Sergio Chinos